LaDawn Naegle Direct: 202-508-6046 lnaegle@bryancave.com

December 13, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HearUSA, Inc.

Form 10-K for Fiscal Year Ended December 30, 2006

Filed April 6, 2007

Form 10-Q for Fiscal Quarters Ended June 30, 2007 and September

29, 2007, filed August 13, 2007 and November 13, 2007

File No. 1-11655

Ladies and Gentlemen:

This letter sets forth the responses of HearUSA, Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated November 23, 2007, with respect to the above referenced reports on Form 10-K and Form 10-Q. We have duplicated below the comments set forth in the comment letter and have provided the Company’s responses following the Staff’s comments.

Form 10-K for Fiscal Year Ended December 30, 2006

Item 8. Financial Statements and Supplementary Data, page 36

Note 1. Description of the Company and Significant Accounting Policies, page 44

1.

It seems that your response to comment one from our letter dated October 25, 2007, which states that Siemens pricing rebates are earned based on sale of products, is inconsistent with your response to comment three from our letter dated September 27, 2007, which states that Siemens pricing rebates are earned based on purchases. There also seems to be an inconsistency between your disclosure in note 3 to the financial statements and critical accounting policies on page 30 of Form 10-Q for the quarterly period ended September 29, 2007 in regard to the recognition of the rebates. Please advise as appropriate. Please also revise your disclosure in future filings to eliminate the inconsistent disclosure. Based on review of the amended and restated supply agreement filed as Exhibit 10.23 to your annual report, we understand that you earn rebates from Siemens for complying with a minimum purchase requirement and earn additional rebates if you exceed certain purchase volumes, provided you meet the minimum purchase requirements. If our understanding is incorrect,

Securities and Exchange Commission

December 13, 2007

please advise. In addition, tell us and disclose in future filings whether the rebates are recorded using a systematic and rational allocation or if the rebates are recorded when the required milestones are met. If a systematic and rational allocation method is used please tell us and disclose the methodology used. Refer to Issue 2 of EITF 02-16. To the extent that the rebates are earned based on purchases, tell us the facts and circumstances that support a conclusion that the impact of your accounting policy on inventory, and thus income, ins immaterial. Refer to SAB Topics 1:M and 1:N. Finally, if there is an amended or new supply agreement which provides for rebates based on products sold, please tell us when this agreement was filed or provide us with a copy and file the agreement.

The language of Section 4.1 of the Supply Agreement, in relevant part, is as follows:

“HearUSA agrees to purchase, in each Fiscal Quarter...., at least ninety percent of HearUSA’s quarterly purchases of hearing aids products in the United States (each individual hearing aid purchased by HearUSA from any vendor is hereinafter called a “Unit”)....”

And:

“ninety percent or more of all Units purchased by HearUSA in the United States, net of returns (“Minimum Purchase Requirement”)”

Later, in Section 4.5 of the Supply Agreement, is the following provision:

“If HearUSA meets its Minimum Purchase Requirement, . . . then HearUSA may liquidate certain loans made by SHI to HearUSA pursuant to the [Credit Agreement].”

As is evidenced by the above language, it is the intent of the parties that HearUSA purchase 90% of its requirements from Siemens each quarter. In order to establish that HearUSA has purchased 90% of its requirements, the parties look to see what HearUSA required for its sales in the quarter – to determine whether 90% of it was of Siemens products.

Accordingly, when the Company responded to the follow up question in your October 25 letter, we tried to explain that the rebates were recorded when earned by meeting the “compliance levels” of the Supply Agreement, “which are based on the sale of products by the Company on a quarterly basis.”

In fact, for each month of each quarter, the Company provides Siemens with a report which shows how many hearing aids were sold and the origin of those hearing aids (whether Siemens or another manufacturer). The parties have established this as the methodology to determine whether the Company is in compliance with its agreement to purchase at least 90% of its requirements from Siemens because purchases without related sales would be just purchases – and not necessarily reflective of what the Company required during the period. In the Company’s disclosure in the Form 10-Q for the quarter ended September 29, 2007 (page 30), the Company states that the rebates are recorded based on earning the rebates and that earning the rebates is based on the sale of products by the Company on a quarterly basis. Although this disclosure was drafted to reflect how the Company and Siemens make the compliance determination, it appears that is not helpful to the reader. In order

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December 13, 2007

to address the confusion caused by this issue in the Company’s filings, the Company proposes to revise the disclosure in future filings to language along the following line:

“The Company receives various pricing rebates from Siemens recorded based on the earning of such rebates by meeting the compliance levels of the Supply Agreement. Those levels relate to quarterly purchases of hearing aid products net of returns, known as “minimum purchase requirements.” To establish compliance with those minimum purchase requirements, the Company and Siemens calculate the number of hearing aids sold by HearUSA in the quarter and the percentage of those sales which were Siemens products. If at least 90% of those sales were of Siemens products, the Company has earned the rebates equal to the required payment of principal and interest of Tranche B and C and the rebates are then included in the cost of sales for that quarter. If the Company has complied with the minimum purchase requirements and has equaled or exceeded the cumulative average of hearing aids purchased from Siemens in each comparable past fiscal quarter (“quarterly volume test”), additional rebates of $312,500 per quarter are earned by the Company and the rebates are then included in the cost of sales for that quarter. These rebates are recorded monthly on a systematic basis based on supporting historical information that the Company has met these compliance levels. If the Company exceeds by twenty-five percent or more the quarterly volume test for any fiscal quarter additional rebates of $156,250 for such quarter are earned and the rebates are then included in the cost of sales for that quarter. The Company does not currently record this rebate on a monthly or quarterly basis because the compliance level has not been met. If the Company meets this compliance level in the future it will record the rebate on a quarterly basis when earned.”

Finally, with respect to your question about the impact on inventory, as indicated above, there is no impact on inventory because the units in inventory are not relevant to the calculations the Company makes to establish that its 90% requirements for the relevant quarter were met.

Form 10-Q for Fiscal Quarter Ended September 29, 2007

Item 1. Financial Statements, page 3

Note 5. Subordinated Notes and Warrant Liability, page 12

2.

Please tell us why your accounting for the adoption of FSP EITF 00-19-2 complies with the effective date and transition guidance in the FSP. Refer to the paragraph of the effective date and transition guidance in the FSP that you applied and explain in detail why your accounting treatment is appropriate.

In reviewing its accounting for the warrant liability that was revised under FSP-00-19-2, the Company noted that it incorrectly recorded the transfer completed to the Additional-Paid-In-Capital account (“APIC”). The entry should have been an adjustment to APIC for $245,000 instead of $110,000. The difference of $135,000 should have been presented as a cumulative effect adjustment to the opening balance of retained earnings. The error was a result of the Company recording the entry on January 1, 2007 when the remaining warrant holders accepted a revision to the registration rights agreement. This was

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December 13, 2007

the day after the beginning of the fiscal year starting after December 15, 2006 and therefore the entry should have been made based on FSP EITF 00-19-2 since that became effective before the revision of the warrant.

As noted in paragraph 16 of FSP EITF 00-19-2:

“For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years.”

The Company adopted FSP EITF 00-19-2 on December 31, 2006 which was the beginning of its fiscal year beginning after December 15, 2006.

Since the warrant and the registration rights agreement were classified as a liability under applicable GAAP, the Company followed the guidance in paragraph 19 of the FSP transition guidance. The Company has determined that the warrant should be reclassified to equity under other applicable GAAP without regard to the contingent obligation to transfer consideration pursuant to the registration rights arrangement. The warrants would have originally met the criteria for equity classification at its original issuance date and therefore the value of the warrant of at the original issuance date will be reclassified to equity. The difference between that value in the liability and the original issuance value will be a cumulative effect adjustment to retained earnings. The adjustment is within stockholders’ equity. The Company has determined and its auditors have agreed that the adjustment is immaterial to restate the quarters and the Company plans to correct the entry and disclose the matter in its 2007 Form 10-K filing.

There is no cumulative effect adjustment for a contingent liability because the liability is not probable as discussed in paragraph 18 of the FSP.

* * * *

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046.

Sincerely yours,

/s/ LaDawn Naegle

LaDawn Naegle

LDN/djn

cc:	Gino Chouinard
Chief Financial Officer
HearUSA